Filed by Tailwind Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Tailwind Acquisition Corp.
(Commission File No. 001-39489)

NUBURU Awarded SBIR Phase II Contract by U.S. Air Force to Develop Blue
Laser-Based Area Printing Additive Manufacturing System

The next-generation 3D printing solution will utilize area printing technology with the aim of building metal parts up to 100x faster

Centennial, CO, August 23, 2022 - NUBURU®, an industry leader in high-power and high-brightness blue lasers for 3D printing and industrial applications, has been awarded an AFWERX Small Business Innovation Research (SBIR) Phase II contract to develop a blue laser-based 3D printing solution with area printing technology.

The goal of the one-year project is to demonstrate improved speed and accuracy of a metal 3D printer based on NUBURU’s blue laser technology. This new class of 3D printers will aim to offer micron level resolution, increased part size and metal density, up to 100X build speed, with minimal to zero post-processing and part shrinkage.

“We are honored to bring the power of blue laser technology and next-generation 3D printing capabilities to the United States military through this contract,” said Mark Zediker PhD, CEO and co-founder of NUBURU. “By combining the absorption advantages of blue lasers with area printing technology, we aim to create larger scale 3D printers that can offer up to100x the printing speed of an infrared laser-based printer with full metal density. If we are successful, this could allow the military to build replacement parts for older aircraft that have been obsoleted by the original suppliers and can otherwise take months to procure. This would greatly diminish the time required to build and replace critical components and would allow aircraft to return to operational readiness more quickly.”

“NUBURU has already pioneered metal welding applications within batteries, e-mobility and consumer electronics, and we are excited to continue expanding our capabilities into metal 3D printing, all with the same powerful blue laser technology,” said Ron Nicol, executive chairman of NUBURU.“ This project will help to bring area printing, with its high throughput capabilities and cost advantages, to key markets such as aerospace, automotive and more.”

AFWERX is an innovation arm of the U.S. Department of the Air Force that accelerates agile and affordable capability transitions by pairing innovative technology developers with Airman and Guardian talent.

For more information about NUBURU, please visit www.nuburu.net.

For more information on AFWERX, please visit https://afwerx.com/.

About NUBURU

Founded in 2015, NUBURU® is leading the transformation to a world of high-speed, high-quality metal machining and processing. NUBURU’s ground-breaking blue laser technology has defined a new class of high-power, high-brightness blue lasers, starting with the standard AO™ laser and the extreme-brightness AI™ laser, which each enable radical gains in speed and quality for metal processing. For more information, visit the company’s website at www.nuburu.net.

About AFWERX

Established in 2017, AFWERX is the U.S. Air Force’s team of innovators who encourage and facilitate connections across industry, academia and the military to create transformative opportunities and foster a culture of innovation. Their mission is to solve problems and enhance the effectiveness of the service by enabling thoughtful, deliberate, ground-up innovation.

Important Information and Where to Find It

This press release relates to a proposed transaction between Tailwind Acquisition Corp. (“TWND”) (NYSE: “TWND,” “TWND.U” and “TWND WS”) and NUBURU, Inc. (“NUBURU”). TWND intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of TWND (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all TWND stockholders. TWND also will file other documents regarding the proposed transaction with the SEC.

On August 18, 2022, TWND filed a definitive proxy statement (the “Extension Proxy Statement”) for a special meeting of the stockholders to be held to approve an extension of time for TWND to complete an initial business combination through March 9, 2023 (the “Extension Proposal”). The Definitive Extension Proxy Statement was sent to TWND’s stockholders of record as of the record date set therein. Stockholders may also obtain a copy of the Definitive Extension Proxy Statement at the SEC’s website (www.sec.gov).

Before making any voting decision, investors and security holders of TWND are urged to read the Extension Proxy Statement, the registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC by TWND through the website maintained by the SEC at www.sec.gov. The documents filed by TWND with the SEC also may be obtained free of charge upon written request Tailwind Acquisition Corp., 1545 Courtney Avenue, Los Angeles, CA 90046.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Learn more at https://twnd.tailwindacquisition.com/.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this press release, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of NUBURU, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by TWND and its management, and NUBURU and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against NUBURU, TWND, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of TWND or the stockholders of NUBURU, or to satisfy other closing conditions of the business combination; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet NYSE’s listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of NUBURU as a result of the announcement and consummation of the business combination; (7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that NUBURU or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) the inability to obtain financing from Lincoln Park Capital; (12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of TWND’s securities; (13) the risk that the transaction may not be completed by TWND’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TWND; (14) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (15) volatility in the markets caused by geopolitical and economic factors; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in TWND’s Form S-1 (File No. 333-248113), Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 and registration statement on Form S-4 that TWND intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of TWND, referred to as a proxy statement/prospectus and other documents filed by TWND from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither TWND nor NUBURU gives any assurance that either TWND or NUBURU or the combined company will achieve its expected results. Neither TWND nor NUBURU undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

TWND and NUBURU and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TWND’s stockholders in connection with the proposed transactions. TWND’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of TWND listed in TWND’s registration statement on Form S-4, which is expected to be filed by TWND with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TWND’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by TWND with the SEC in connection with the business combination.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Media Contact:

Brian Knaley
ir@nuburu.net

Investor Relations Contacts:

Mark Roberts
mark@blueshirtgroup.com
Michael Anderson
michael@blueshirtgroup.com